                                                                HEI Exhibit 12.1
                                                                ----------------


Hawaiian Electric Industries, Inc. and subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)

                                                          Nine months ended                     Nine months ended
                                                            September 30,                         September 30,
                                                   ---------------------------------       -------------------------------
(dollars in thousands)                                  2000 (1)           2000 (2)           1999 (1)           1999 (2)
--------------------------------------------------------------------------------------------------------------------------
Fixed charges
Total interest charges (3).........................     $ 147,273          $ 234,593          $ 115,616          $ 208,055
Interest component of rentals......................         3,304              3,304              3,315              3,315
Pretax preferred stock dividend requirements of
 subsidiaries......................................         2,556              2,556              2,626              2,626
Preferred securities distributions of
   trust subsidiaries..............................        12,026             12,026             12,016             12,016
                                                     ------------       ------------       ------------       ------------

Total fixed charges................................     $ 165,159          $ 252,479          $ 133,573          $ 226,012
                                                     ============       ============       ============       ============


Earnings
Pretax income from continuing operations...........     $ 120,140          $ 120,140          $ 106,322          $ 106,322
Fixed charges, as shown............................       165,159            252,479            133,573            226,012
Interest capitalized...............................        (2,387)            (2,387)            (2,171)            (2,171)
                                                     ------------       ------------       ------------       ------------
Earnings available for fixed charges...............     $ 282,912          $ 370,232          $ 237,724          $ 330,163
                                                     ============       ============       ============       ============


Ratio of earnings to fixed charges.................          1.71               1.47               1.78               1.46
                                                     ============       ============       ============       ============

(1)  Excluding interest on ASB deposits.

(2)  Including interest on ASB deposits.

(3) Interest on nonrecourse debt from leveraged leases is not included in total interest charges nor in interest expense in HEI's consolidated statements of income.